Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

1 April 2009

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


09045813

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

R. Gerrard

Robert Gerrard
Group Company Secretary

dlw 4/9

{CW 00050278}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 March 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 83,362 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	83,362
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	83,362 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 March 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,385,077,150	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,812,609	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 March 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 March 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 3,161 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,161
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,161 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 March 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,385,080,311	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,809,448	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 March 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

10 March 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Limited – Investor Information Pack

I enclose an investor information pack which will be presented to investors in Europe, the USA and Asia over the next three weeks.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Brambles

Investor Information Pack

March 2009


CHEP
recall

Contact details

For additional information, contact:

Michael Roberts
Vice President Investor Relations & Corporate Affairs
michael.roberts@brambles.com
+61 (2) 9256 5216
+61 (0) 418 263 199 (mobile)

Or visit our website www.brambles.com

Index

1.	Company Overview	4
2.	CHEP	9
3.	Recall	38
4.	1H09 Results review	43
	- CEO overview	
	- CFO overview	
5.	Appendix	67

Company profile

- Leading global provider of supply chain and information management solutions
- Group's businesses CHEP and Recall
- Operates in over 45 countries
- Over 12,000 employees
- Primary listing on the Australian Securities Exchange and a secondary listing on the London Stock Exchange
- Total assets of US$5.6 billion as at 30 June 2008

Two businesses



recall™

- CHEP is the leader in pallet and container pooling services
- Partners with customers to develop pooling solutions that ensure reduced product damage, offer enhanced delivery efficiencies, eliminate waste and cut supply chain costs
- Customers primarily in FMCG, produce, meat, beverages, raw materials, home improvement and automotive industries
- Handling the world's most important products. Everyday.

- Recall is a leader in the management of information throughout its life cycle
- One stop, end to end, information management solution
- Provides secure storage, retrieval and destruction of digital and physical information
- Focus on transaction intensive market segment such as banking and finance, insurance, legal, health care, retailing and government

Brambles Executive Leadership Team


Mike Ihlein
Chief Executive Officer
Joined Brambles in 2004
Liz Doherty
Chief Financial Officer
Joined Brambles in 2007
Nick Smith
SVP, Human Resources
Joined Brambles in 2007
Jasper Judd
SVP, Strategic Development
Joined Brambles in 2002
Kevin Shuba
Group President, CHEP Americas
Joined Brambles in 1996
USA, Canada, Latin America, Catalyst & Chemical Containers and LeanLogistics
Tom Gorman
Group President, CHEP EMEA
Joined Brambles in 2008
Europe, Middle East and Africa
Craig van der Laan
Group President, Asia Pacific and Global Head of Mergers & Acquisitions
Joined Brambles in 2001
Australia, New Zealand, South East Asia, China and India
Elton Potts
President & Chief Operating Officer Recall
Joined Brambles in 2002
Americas, Europe, Australia, New Zealand and Asia

2008 Brambles Sales Revenue – by business unit



Business	Sales (US$M)
CHEP	3,610
Recall	748
TOTAL	4,358


17%
36%
9%
38%

CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall

*all numbers are at actual exchange rates

2008 Brambles Sales Revenue – by service

*all numbers are at actual exchange rates

72%
17%
3% 4% 4%

Recall

Revenue US$748M

Cartons 82M

Intermediate Bulk Containers (IBC) & Catalyst and Chemical Containers (CCC)

Revenue US$94M

Containers 1M

Pallet Pooling

Revenue US$3,157M

Pallets 251M



Reusable Plastic Containers (RPC)

Revenue US$169M

Containers 39M

Automotive Containers

Revenue US$190M

Containers 11M



82-5205


CHEP

Product base – not just pallets


CHEP

Pallets	Intermediate Bulk Containers	Reusable Plastic Containers	Automotive Containers

82-5205

Customer value proposition



- Consistent quality pallets and containers
- Availability
- Reduced product damage
- Eliminate pallet purchases, exchange and repair
- Reduced transportation and handling
- Competitive pricing
- Improved employee and customer safety
- Environmental sustainability

CHEP's asset base



Pooling Equipment Book Value
@ 30 June 2008 = US$3.1BN


RPC
3%
Auto
4%
Other
1%
Pallets
92%

Growth opportunities

CHEP

Mature

Growth

Developing


How pallet pooling works
CHEP
Service Centre
Service Centre
Manufacturer
(Emitter - E)
Retailer
(Distributor - D)
Service Centre
1. CHEP issues ready-for-use pallets to manufacturers and growers for use and movement through the supply chain.
Manufacturer / Emitter
2. Upon receipt of CHEP equipment, manufacturers and growers load their products and ship them through the supply chain using a CHEP pallet.
Retailer / Distributor
3. At the end of the supply chain, the receiving retailer or distributor off-loads the goods and returns the CHEP pallets empty to the nearest CHEP service centre or TPM location or CHEP arranges collections.
Service Centre
4. CHEP inspects and repairs all returned pallets, if necessary, to ensure they meet our quality standards.
These pallets are then made ready-for-use and the cycle starts again.
14
Company overview
CHEP
Recall
1H09 Results
Appendix
Brambles



Sophisticated supply chain flows – network optimisation

CHEP


zC
zE
yFC
uCC
C
sCE
E
yFE
F
vCC
sCD
vBB
a
c
uBB
dDE
eDE
B
tED
eED
uBA
b
uAA
rEA
vBA
rDA
yFD
A
D
vAA
yFA
x
zA
w
zB
zD

ABC glossary

CHEP

- A = stock awaiting inspection
- B = stock awaiting repairing
- C = stock repaired
- D = distributor e.g. retailer
- E = emitter e.g. manufacturer
- F = factory – pallet manufacturer
- r = all 'returned' flows
- s = all 'sent' flows
- t = pallet transfers
- u = all flows going out from one plant to another plant
- v = all flows coming into a plant from another plant
- w = equipment found and returned
- x = equipment scrapped at plants
- y = new equipment from supplier
- z = equipment lost and officially written off





Pallet pooling model physical flows

One Way Trip
(e.g. USA)



CHEP Plant
Manufacturer
Retailer
1
2
3

1. Pallet issued and delivered by CHEP to manufacturer
2. Goods shipped on pallet
3. Pallets returned from retailer to the plant for inspection and repair if necessary

Exchange
(e.g. UK)



CHEP Plant
Manufacturer
Transporter
Retailer
1
2
3
4

1. Pallet issued by CHEP to manufacturer or intermediary
2. Goods shipped on pallet
3. Pallet under load exchanged for an empty pallet at point of delivery
4. Surplus or damaged pallets returned to the plant for inspection and repair if necessary

Transfer Hire
(e.g. Australia)



CHEP Plant
Manufacturer
Transporter
Retailer
1
2
3
4

1. Pallet issued by CHEP to manufacturer or intermediary
2. Goods shipped on pallet
3. Pallet transferred between accounts of manufacturers, retailers & transporters as goods are delivered and empty pallets are transferred for re-use
4. Surplus or damaged pallets returned to the plant for inspection and repair if necessary



Pallet pricing architecture

		One Way	Exchange	Transfer Hire
ISSUE FEE	Fee for issue of a quality assured pallet from a CHEP service centre	✓	✓	✓
DAILY HIRE FEE	Fee for each day that a customer uses or remains responsible for a pallet	✓	✓	✓
TRANSFER FEE	Fee for use as pallet transfers into a retail channel	✓	✓	✗
MOVEMENT FEE	Fee levied per movement under load prior to return to CHEP	✗	✓	✗
TRANSPORT FEE	Pallet delivery and/or collection fees	✓	✓	✓
ADMINISTRATIVE FEE	Fees for lost equipment and/or late declaration	✓	✓	✓

* Note: The above illustrates the principal pricing structure across CHEP. It does not explain all fees.

One Way Trip
(e.g. USA)

CHEP

CHEP Plant → 1 → Manufacturer → 2 → Retailer → 3 → CHEP Plant

- Issue fees are the prime source of revenue
- Issue volume is a proxy for revenue
- Customer taking the issue pays

Main revenue stream

Issue Fee – for issue of a pallet from a CHEP service centre


Exchange
(e.g. UK)
CHEP
CHEP Plant
1
Manufacturer
2
3
Transporter
2
3
4
Retailer
Movement fees are the prime sources of revenue
Number of movements and average volume of pallets in the field are proxies for revenue
Primarily manufacturers and transporters pay
"Managed Recovery" variation
Main revenue stream
Movement Fee – levied per movement under load

Transfer Hire
(e.g. Australia)




1
Manufacturer
2
3
Transporter
2
3
CHEP
Plant
4
Retailer

- Daily fees are the prime source of revenue
- Average volume of pallets in the field is a proxy for revenue
- All market participants pay

Main revenue stream

Daily Fee – for each day a pallet is used by a customer

Total Pallet Management (TPM)




1
Manufacturer
ETPM
CHEP
Plant
2
3
DTPM
Retailer

- Optimising transport activity and equipment moves within the network
- Possibility to reduce empty hauls between specific Manufacturer and Retailer
- Improved communication and coordination between Customer and CHEP
- Promotes on time delivery and supply
- Reduction in daily inventory carried
- Minimises administration associated with pallets

Pallet life cycle: accounting perspective


New pallets
Pallets ready for issue
Manufacturer
Pallets repaired
Pallets assessed
Retailer
Scrapped
"Deemed Irrecoverable"*
LEGEND
pallet flows

*Deemed irrecoverable from an accounting perspective at a specific point in time

Pallet life cycle: key drivers



- Sales growth
- Asset turns
- Transport costs
- Plant costs
- Asset management costs
  - recovery
  - depreciation
  - IPEP expense


Pallet (wood) depreciation policy
CHEP
100%
Useful life to residual value
Straight line over 10 years to 25% of cost
Effective Useful Life ~13 years
Book Value
0%
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Year

Asset Management - accounting for deemed irrecoverable pallets


CHEP

- Pallets that cannot be accounted for at a particular location at a specific point in time are deemed 'irrecoverable' from an accounting perspective
- Two types of irrecoverable pallets

Compensatable	Uncompensatable
▪ Via individual contract (varies by customer and region) ▪ On receipt of compensation the Net Book Value (NBV) and pallet numbers are written off ▪ Partially offsets gross replacement capex (varies across time, region and customer)	▪ Built into cost and pricing structure ▪ NBV of potential unaccounted for pallets is provided through the Irrecoverable Pooling Equipment Provision (IPEP) ▪ Pallet numbers are written off on audit completion

In both cases irrecoverable pallets have to be replaced.

'Unaccounted for' pallets represents ~9-10% pa of the pallet pool.

Irrecoverable Pooling Equipment Provision (IPEP)


CHEP

- Irrecoverable Pooling Equipment Provision Expense
  - Reflects the cost to CHEP in the period of known and estimated uncompensatable irrecoverable pallets at a particular point in time
  - Includes pallets that are unaccounted for due to:
    - A distributor that does not have a contractual agreement with CHEP
    - The result or anticipated result of an audit where it is known unaccounted for pallets will not be compensated
  - Uncompensatable pallets are written off against the provision
- IPEP is determined with reference to historical statistical data, audit outcomes, KPIs and management estimates which all require judgement

Cost structure and key profit drivers


CHEP

Management Accounts

for the year ended 30 June 2008

	US$ / %
Sales revenue	100
Transport costs	(19)
Plant operations	(25)
Depreciation	(11)
Net gains on disposals of PPE	1
IPEP expense	(3)
Other operating expenses	(16)
Underlying profit	27

Note: numbers are indicative only.

Impact on financial statements


CHEP

	Income Statement	Balance Sheet	Cash Flow statement
Asset purchase	-	Property, Plant and Equipment / Trade payables	Purchases of Property, Plant & Equipment
Fees	Sales revenue	Trade receivables	Receipts from customers
Direct costs – Plant costs, transport costs	Operating expenses. No direct link between management account definition and note 5 (b)	Trade payables	Payments to suppliers and employees
Fuel Surcharge	Other operating income	Trade receivables	Offset to payments to suppliers
White wood sales	Other operating income	Trade receivables	Offset to payments to suppliers
Direct cost - Depreciation	Operating expenses - Depreciation	Property, Plant and Equipment	-
Compensatables	Net gains on disposal of property plant and equipment	Property, Plant and Equipment	Proceeds of property, plant and equipment
Assets scrapped	Net gains on disposal of property plant and equipment	Property, Plant and Equipment	Proceeds of property, plant and equipment
Uncompensatables	Operating expenses – IPEP expense	Property, Plant and Equipment	-

Capital Expenditure – cash to book – FY08


US$M actual exchange rates
869
18
851
55
86
710
90
620
FY08 Cash
Accrual Movement
FY08 Additions
Recall
Land, P&E
Pooling
Containers / Other
Pallets
Book Capex

Growth in pallet numbers




300
250
200
150
100
50
0
Pallets (millions)
230
+7M
237
+5M
242
+9M
251
16
127
87
16
128
93
16
126
100
18
132
101
FY05
FY06
FY07
FY08
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific

Reconciling pallet numbers for capex



Pallet Growth

- FY07: 242M pallets
- FY08: 251M pallets
- Growth: 9M pallets or 3.7% of the pool
- Pallet volume growth just under 4%

Capex Analysis		Number of Pallets
FY08 Capex at approximately US$18 per pallet	US $620M	34 M
Growth Capex	US $(162)M	(9)M
Replacement Capex (~10% of pool)	US $(450)M	(25)M
Difference due to rounding etc.	US $8 M	

Book capex / depreciation – FY08



- Pallets are ~83% of the net carrying amount of plant and equipment


Capex and Depreciation Underlying Ratio
Pallet Capex
Pallet Depreciation + IPEP + NBV of Compensatable Pallets
Example:
US$620M
US$301M + US$91M + (US$80M × 83%)

Book capex / (Depreciation + IPEP + NBV) for pallets

CHEP


Capex / DIN (times)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1.0
0.3
0.7
1.2
0.2
1.0
1.3
0.3
1.0
Growth
Replacement
FY06
FY07
FY08

Control ratio and asset management



- Internally used to measure asset management in the one way trip pooling model
- (Pallet Returns + Recoveries) / Total Issues
- A lower control ratio drives higher replacement capex (assuming that the pool is stable)
- Limitations to use
  - does not take into account growth
  - represents asset control between two selected points in time

Example
In a stable environment, a control ratio of 97% equates to 'unaccounted for' pallets of 3%. In a pool with 3 asset turns per annum this calculates to 9% of the pallets in the pool per annum being 'unaccounted for' (ie 3% x 3 turns)

Pallet audit process



- In addition to monitoring plant operations using KPIs, CHEP regularly conducts physical audits to validate pallet quantities at customer locations
- Adjustments to pallet holdings are made once audits are reconciled and finalised. This can take some months

Note


CHEP

CHEP maintains ownership of all its pallets and other pooling equipment even when such assets may physically be in the hands of manufacturers, retailers, pallet recyclers or others.

Notwithstanding the accounting treatment and perspective, which requires certain provisions to be made for pooling equipment deemed irrecoverable, CHEP at no time forfeits its ownership rights with respect to any CHEP pallets or other pooling equipment.


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Brambles
2009 Interim Results
16 February 2009
recall
CHEP

Delivering revenue growth despite challenging conditions

- Sales revenue up 4% despite challenging conditions
- Underlying profit in line with prior year and margins of 23%
- Winning new business – sales pipeline strong
- Solid operating cash flow continues
- Demonstrates strength of the CHEP and Recall business models
- Maintaining prudent financial position – strong cash emphasis
- Dividend 17.5 Australian cents, up 3% – DRP introduced

1H09 Overview

- Sales up 4% to US$2.073 billion
- Underlying profit in line with last year US$469.3 million
- Earnings per share down 6% (actual fx rates) to 19.5 US cents
- Cash flow from operations US$220.8 million
- Significant items before tax of US$131.7 million
- Statutory operating profit of US$337.6 million

Growth % calculated on US$ constant currency basis

New business delivering revenue growth

- Revenue growth in all regions of CHEP and Recall
  - CHEP Americas +4%
  - CHEP EMEA +3%
  - CHEP Asia-Pacific +1%
  - Recall +4%
- New business being won in all markets
- Price/mix offsetting declines in core volume in USA/Europe
- Success in key targets of USA beverages/food service and expansion in Poland
- Automotive sector weak
  - 4% of total business
  - impacts Europe/Australia/South Africa
- Walmart logistics transition in USA on track

Growth % calculated on US$ constant currency basis

Major initiatives to underpin future performance

- Not immune from dramatic economic slowdown
- Focus on discretionary costs and capital expenditure
- Taking actions now to underpin future performance
- Three major initiatives
  - Accelerated scrapping of 7 million excess pallets in CHEP USA
  - Increase investment in CHEP USA 2 year pallet quality program
  - Rationalise facilities/operations – reduce personnel 750 (approx)
- Improve future cost structure and meet customers' requirements

Major initiatives to underpin future performance

- Accelerated scrapping of 7 million excess pallets in USA
  - Excess due to rapid and deep economic downturn
  - US$99 million charge (before tax) in 1H09 (non-cash US$37 million)
  - Assumes lumber recovery for future repairs
  - Avoid significantly higher operating costs over next few years

Major initiatives to underpin future performance

- Increase investment in CHEP USA 2 year pallet quality program by US$60m to US$160m
- Positive customer response
  - US$25m in 2H08 (US$21m opex)
  - US$38m in 1H09 (US$35m opex)
  - US$62m in 2H09 (US$40m opex)
  - US$35m in 1H10 (opex) (program end)
  - Major review in USA – range of customer service offerings, pallet platforms, pallet quality, service centre network, etc

Major initiatives to underpin future performance

- Rationalisation of facilities and operations across the Group
  - Personnel reduction of 750 (approx) over next 12 months
  - One-off cost of US$60 - 70 million (before tax) – mainly FY09
  - Annualised savings US$40 - 50 million
- Improve future cost structure but still support the business

Underlying and Statutory operating profit

$USm Actual rates AIFRS	1H09	1H08
Underlying profit	**469.3**	**497.3**
Items outside the ordinary course of business:		
Foreign exchange gain on capital repatriation	29.9	-
Restructuring costs	(106.9)	(6.6)
Items within ordinary activities, but unusual due to size and nature:		
Walmart net transition impact	(20.2)	-
USA pallet quality program costs	(34.5)	-
Statutory operating profit	**337.6**	**490.7**

2009 Interim Results

AIFRS	Actual 1H09 US$m	Constant 1H09 US$m	Constant 1H08 US$m	Constant Growth %
Continuing operations				
Sales revenue	**2,073.2**	2,185.8	2,110.2	4
Underlying profit	**469.3**	496.2	497.3	0
PBT	**405.6**	428.0	426.4	0
PAT	**270.5**	285.4	293.8	(3)
EPS (cents)	**19.5**	20.6	20.7	0
Cash flow from operations	**220.8**		265.7	US$(45)m

Growth % calculated on US$ constant currency basis

Sales revenue

AIFRS	Actual 1H09 US$m	Constant 1H09 US$m	Constant 1H08 US$m	Growth %
CHEP Americas	**792.5**	810.4	776.4	**4**
CHEP EMEA	**761.0**	815.1	790.8	**3**
CHEP Asia-Pacific	**166.6**	188.0	185.3	**1**
CHEP	**1,720.1**	1,813.5	1,752.5	**3**
Recall	**353.1**	372.3	357.7	**4**
Total sales revenue	**2,073.2**	**2,185.8**	**2,110.2**	**4**

Growth % calculated on US$ constant currency basis

Underlying profit

AIFRS	Actual 1H09 US$m	Constant 1H09 US$m	Constant 1H08 US$m	Growth %
CHEP Americas	**233.3**	240.0	227.7	**5**
CHEP EMEA	**170.9**	183.4	189.8	**(3)**
CHEP Asia-Pacific	**28.9**	34.1	45.6	**(25)**
CHEP	**433.1**	457.5	463.1	**(1)**
Recall	**50.5**	53.8	52.2	**3**
Unallocated Brambles HQ costs	**(14.3)**	(15.1)	(18.0)	**16**
Underlying profit	**469.3**	**496.2**	**497.3**	**0**

Growth % calculated on US$ constant currency basis

CHEP Americas – Underlying profit



CHEP
US$m
228
27
2
12
1
240
1H08
Vol, Price & Mix
Transport Costs
Plant costs
Other
1H09

All numbers are calculated at constant currency

CHEP EMEA – Underlying profit



CHEP
US$m
190
23
12
9
9
183
1H08
Vol, Price & Mix
Transport Costs
Plant costs
Other
1H09

All numbers are calculated at constant currency

CHEP Asia-Pacific – Underlying profit






US$m
46
0
2
5
5
34
1H08
Vol, Price & Mix
Transport Costs
Plant costs
Other
1H09

All numbers are calculated at constant currency

Recall



AIFRS	Actual 1H09 US$m	Constant 1H09 US$m	Constant 1H08 US$m	Growth %
Americas	**161.2**	164.6	162.3	1
Europe	**96.8**	101.8	93.3	9 *
RoW	**95.1**	105.9	102.1	4
Sales revenue	**353.1**	**372.3**	**357.7**	**4**
Underlying profit	**50.5**	**53.8**	**52.2**	**3**
Profit margin (%)	**14**	**14**	**15**	

* Recall Europe 1H09 sales revenue includes GADSA which was a joint venture until April 2008

Growth % calculated on US$ constant currency basis

Significant items

$USm Actual rates AIFRS	1H09	1H08
Underlying profit	**469.3**	**497.3**
Items outside the ordinary course of business:		
Foreign exchange gain on capital repatriation	29.9	-
Restructuring costs	(106.9)	(6.6)
Items within ordinary activities, but unusual due to size and nature:		
Walmart net transition impact	(20.2)	-
USA pallet quality program costs	(34.5)	-
Statutory operating profit	**337.6**	**490.7**

Solid cash flow

AIFRS $USm Actual rates	1H09	1H08	Change
Underlying profit	**469.3**	497.3	(28.0)
Significant items within ordinary activities	**(54.7)**	-	(54.7)
Depreciation and amortisation	**212.8**	222.6	(9.8)
EBITDA	**627.4**	719.9	(92.5)
Capital expenditure	**(400.1)**	(451.8)	51.7
Proceeds from disposals	**41.2**	65.1	(23.9)
Working capital movement	**(65.5)**	(75.0)	9.5
Irrecoverable pooling equipment provision	**36.5**	44.7	(8.2)
Provisions / Other	**(18.7)**	(37.2)	18.5
Cash flow from continuing operations	**220.8**	265.7	(44.9)
Significant items outside ordinary activities	**(21.7)**	(16.2)	(5.5)
Cash flow from operations after Significant items	**199.1**	249.5	(50.4)
Financing costs and tax	**(126.5)**	(146.9)	20.4
Free cash flow	**72.6**	102.6	(30.0)

Capital expenditure by category


US$m Actual rates
Pallets
Containers
Other
17%
11%
72%
400
23
377
21
42
314
40
274
1H09 Cash
Accrual Movement
FY09 Additions
Recall
Land and P&E
Pooling
Containers / Other
Pallets

Capital expenditure by business


US$m Actual rates
1H08 $433m
5%
10%
37%
48%
1H09 $377m
6%
17%
41%
36%
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall

Effective tax rate

AIFRS	Actual 1H09 US$m	Actual 1H08 US$m
Underlying PBT	405.6	426.4
Tax	135.1	132.6
Underlying effective tax rate % of PBT	**33.3%**	31.1%
Adjustment for non-recurring items	-	1.9%
Adjusted effective tax rate	**33.3%**	33.0%
Significant items	(4.6%)	(2.5%)
Statutory tax rate	**28.7%**	30.5%

Financial ratios

AIFRS, Actual rates	Dec 08	Jun 08
Closing Net Debt (US$m)	**2,357.0**	**2,426.2**
Gearing (%)	**65.3**	**61.1**
(Net Debt/Net Debt & Equity)		

AIFRS, Actual rates	1H09	1H08	Covenants
EBITDA* / Net finance costs (x)	**9.8**	**10.2**	x 3.5 (min)
Net Debt / EBITDA* (x)	**1.9**	**1.5**	x 3.5 (max)

* EBITDA is Underlying profit excluding depreciation and amortisation, plus Significant items that are within ordinary activities

Credit facilities and liquidity

- US$3.3bn of committed credit facilities with an average term to maturity of approximately 3 years
- Undrawn committed credit facilities of US$0.9bn plus cash of US$0.1bn
- US$1.0bn refinanced in last 6 months
- US$1.5bn of bank facilities due for renewal by November 2010
  - to be addressed as part of ongoing refinancing
- Dividend reinvestment plan to be offered for FY09 interim dividend
  - 2.5% discount
  - not underwritten
- On-market buy-back programme continues to be suspended

Outlook

- Grew revenues despite challenging environment
- Sharp deterioration in trading conditions since AGM
- Volatile environment to remain for some time
- Difficult to provide outlook guidance with confidence
- New business wins and major initiatives to underpin future performance
- Balance sheet in good shape
- Continue to review all aspects of business to maintain profitability, maximise cash flow
- Prepared to respond to changes in conditions


Appendix
CHEP
CHEP

Appendix 1a

Glossary of terms & measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	Based upon translation of local currency into US dollars using the average of the difference between buy and sell rates applicable at each month end.
Capital expenditure (capex)	Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.
Cash flow from operations	Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.
Comparable operating profit	Comparable operating profit is profit before special items, finance costs and tax.
Constant currency	In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations. In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.
Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.
DPS	Dividends declared in the period divided by shares in issue.
EPS	Profit after tax, minority interests and Significant items, divided by shares in issue.

Appendix 1b

Glossary of terms & measures (continued)

Except where noted, common terms and measures used in this document are based upon the following definitions:

Free Cash Flow	Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.
PAT	Profit after tax before Significant items, and minority interests.
PBT	Profit before tax and Significant items. Includes PAT of associates.
Sales revenue	Excludes revenues of associates and non trading revenue.
Shares in issue	Based on weighted average shares in issue of 1,383.8m in 1H09; 1,417.1m in 1H08.
Significant items	Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and: ▪ outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or ▪ part of the ordinary activities of the business but unusual due to their size and nature.
Unallocated Brambles HQ costs	Head office costs which are not allocated back to the business units.
Underlying profit	Underlying profit is profit from continuing operations before finance costs, tax and Significant items

Appendix 2a

CHEP USA - Plant operations & transportation trends 


Plant cost ratio
(Plant costs / Sales)
40%
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09
Transportation cost ratio
(Transportation costs / Sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Dashed lines includes Significant items

Appendix 2b

CHEP USA - Asset productivity trends





Control ratio

(Returns + Recoveries / Total Issues)


100%
98%
96%
94%
92%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

New equipment issue ratio

(Pallets purchased / Total issues)


12%
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Appendix 2c

CHEP Europe – Plant operations & transportation trends

CHEP


Plant cost ratio
(Plant costs / Sales)
35%
30%
25%
20%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09
Transportation cost ratio
(Transportation costs / Sales)
28%
24%
20%
16%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Major pallet sizes (B1210A and B1208A only)

Appendix 2d

CHEP Europe - Asset productivity trends




Control ratio
(Returns + Recoveries / Total Issues)
98%
96%
94%
92%
90%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09
New equipment issue ratio
(Pallets purchased / Total issues)
12%
10%
8%
6%
4%
2%
0%
FY02
FY03
FY04
FY05
FY06
FY07
FY08
1H09

Major pallet sizes (B1210A and B1208A only)

Appendix 2e

Control Ratio - seasonality example




110%
105%
100%
95%
90%
85%
80%
Jun
Jul
Aug
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Monthly Control Ratio

Appendix 2f

1H09 Currency mix

US$m, AIFRS	Total	1H09 Currency mix at Actual FX rates				
		USD	EUR	GBP	AUD	Other
Sales revenue	**2,073.2**	720.5	549.7	216.2	219.0	367.8
Underlying profit	**469.3**	179.0	122.9	34.3	41.3	91.8
Net Debt [1]	**2,357.0**	1,568.2	332.3	7.9	294.7	153.9

[1] Net debt shown after adjustments for impact of financial derivatives

Appendix 2g

Credit facilities and debt profile

US$ billion

Maturity	Type	Committed Facilities	Debt drawn	Headroom
< 12 months	-	-	-	-
1 – 2 years	Bank	1.5	1.1	0.4
2 – 3 years	Bank/USPP[1]	0.3	0.2	0.1
3 – 4 years	Bank	0.4	0.3	0.1
4 – 5 years	Bank	0.9	0.6	0.3
> 5 years	USPP[1]	0.2	0.2	-
	Total	**3.3**	**2.4**	**0.9**

[1] US Private Placement

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

13 March 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES APPOINTS NEW DIRECTOR

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Stock Exchange and Media Release
13 March 2009

Brambles

BRAMBLES APPOINTS NEW DIRECTOR

Brambles Chairman, Mr Graham Kraehe, today announced the appointment of Mr Brian Schwartz, AM as a Non-executive Director effective from today.

Mr Schwartz has had a distinguished career with Ernst & Young, one of the world's leading professional services firms. During that time, he advised large Australian and multi-national corporations as well as entrepreneurial growth companies. From 1998 to 2004 he was CEO of Ernst & Young Australia and a member of the Ernst &Young Global Executive Board, which set the global strategic and operational priorities for their 135 member firms. In addition to leading the integration of Ernst & Young and Andersen in Australia, Mr Schwartz was involved in the integration of several Andersen international practices globally.

In 2005 Mr Schwartz was appointed as CEO of Investec Bank (Australia) Limited, from which he has just announced his retirement, although he will remain a consultant to that Company. He is also a Non-executive Director of Insurance Australia Group, Deputy Chairman of Football Federation Australia and a member of the Federal Government's Multicultural Advisory Council.

Mr Kraehe said "Mr Schwartz brings extensive international and corporate finance experience to the Board that will be of benefit to Brambles' global businesses. We are delighted to have him join the Brambles Board".

Mr Schwartz will join Mr Tony Froggatt, Mr David Gosnell, Mr Stephen Johns, Ms Carolyn Kay, Mr Kraehe and Mr Luke Mayhew together with CEO Mr Mike Ihlein and CFO Ms Liz Doherty on the Board.

Mr Schwartz will offer himself for election at the next AGM.

For further information please contact:

Investors and Media:	**Media:**
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199	David Besier Manager Corporate Affairs +61 2 9256 5204 +61 412 473 330

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

13 March 2009

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rules 3.19A.1, we attach an Initial Director's Interest Notice detailing the interests in the securities of Brambles Limited for Brian Schwartz.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Group Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN MARTIN SCHWARTZ
Date of appointment	13 MARCH 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

{CW 00049461}

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 March 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 6,146 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,146
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	6,146 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 March 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,385,086,457	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,803,302	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 March 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 March 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

AUSTRALIAN SECURITIES EXCHANGE – PRICE QUERY

I refer to your letter dated 25 March 2009 in relation to the change in the price of Brambles' securities from a close of $5.65 on 24 March 2009 to an intra-day low of $4.97 at the time of writing your letter and the increase in the volume of trading in the securities during that period.

I respond to each of the questions in your letter as follows.

1. **Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company? In addressing question 1, please comment on the recent media commentary that the Company has lost a contract with PepsiCo Inc.**

   Brambles became aware today of market reports concerning the loss of a pallet pooling contract with the Quaker Tropicana and Gatorade (QTG) business units of PepsiCo in the United States.

   Brambles confirms that, as part of the ordinary course of business, QTG has informed its customers that it will commence converting to a new pallet provider from 1 April 2009. QTG's decision does not impact CHEP's other business with PepsiCo in the United States or elsewhere around the world.

   This contract represents less than 0.7% of Brambles' annual sales revenue and is immaterial, particularly as Brambles continues to win new business that far exceeds any contract losses.

   The CHEP business model remains robust, and CHEP is continuing to win significant new business, through both converting customers from white wood and winning customers from competitors. As announced on 16 February 2009 with Brambles' FY09 half year results, the impact of net new customer wins in the first half of the

2009 financial year alone is expected to contribute annualised sales of US$80 million, being approximately 2% of Brambles' annual sales revenue.

2. **If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?**

   As to the first question, see question 1. As to the second, not applicable.

3. **Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?**

   Not as far as Brambles is aware.

4. **Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1**

   I confirm that Brambles is in compliance with the listing rules, including listing rule 3.1.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

For further information please contact:

Investors and Media:	Media:
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199	David Besier Manager Corporate Affairs +61 2 9256 5204 +61 412 473 330

Brambles is globally headquartered in Australia


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Markets Supervision Pty Ltd
ABN 26 087 780 489
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0000
Facsimile 61 2 9241 7620
www.asx.com.au

25 March 2009

Mr Robert Gerrard
Group Company Secretary
Brambles Limited
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2001

By email only

Dear Robert

Brambles Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a close of $5.65 on 24 March 2009 to an intra-day low of $4.97 at the time of writing today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?
   In addressing question 1, please comment on the recent media commentary that the Company has lost a contract with PepsiCo Inc.

   Please note that as recent trading in the Company's securities could indicate that information has ceased to be confidential, the Company is unable to rely on the exceptions to listing rule 3.1 contained in listing rule 3.1A when answering this question.

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (i.e. before 9.30 a.m. A.E.D.T.) on Thursday, 26 March 2009.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

(Sent electronically without signature)

Marta Kielich
Adviser, Issuers (Sydney)

82-5205

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 02-Mar-09
Number	0952O07

RNS Number : 0952O
Brambles Limited
02 March 2009

Brambles Limited

Company Number: 118 896 021

2 March 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 83,362 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

82-5205

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98
30/9/2001

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 Class of securities issued or to be issued

Ordinary Fully Paid Shares

2 Number of securities issued or to be issued (if known)or maximum number which may be issued

83,362

3 Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

N/A

4 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

YES

If the additional securities do not rank equally, please state:

82-5205

N/A

the date from which they do

N/A

the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

83,362 @ $0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Option Plans.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

2 March 2009

8 Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

Number

1,385,077,150

Class

Fully Paid Ordinary

82-5205

9 Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

8,812,609

Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14 Class of securities to which the offer relates

15 Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for

Calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or

renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25 If the issue is contingent on security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do security holders sell their entitlements in full through a broker?

31 How do security holders sell part of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Dispatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid Securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

82-5205

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of Allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state:

the date from which they do

the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or

the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and class of all securities quoted on ASX (including the securities in clause 38)

Quotation agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

There is no reason why those securities should not be granted quotation.

An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate

82-5205

warranties from subscribers for the securities in order to be able to give this warranty Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 1016F of the Corporations Act at the time that we request that the securities be quoted.

We warrant that if confirmation is required under section 1017F of the provided corporations Act in relation to the securities to be quoted, it has been at the time that we request that the securities be quoted.

If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any of information or document not available now, will give it to ASX before quotation the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 2 March 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Sally Mulligan 61 2 9256 5239

END

82-5205

IOEUUVSRKSRORRR

Close

82-5205

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 05-Mar-09
Number	3555O07

RNS Number : 3555O
Brambles Limited
05 March 2009

Brambles Limited

Company Number: 118 896 021

5 March 2009

ISSUE OF SHARES PURSUANT TO EXERCISE
OF OPTIONS/AWARDS

We wish to advise that 3,161 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under
the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

82-5205

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98
30/9/2001

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 Class of securities issued or to be issued

Ordinary Fully Paid Shares

2 Number of securities issued or to be issued (if known)or maximum number which may be issued
3,161
3 Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

N/A

4 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

YES

If the additional securities do not rank equally, please state:

N/A

the date from which they do

N/A

the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

3,161 @ $0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Option Plans.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

5 March 2009

8 Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

Number

1,385,080,311

Class

Fully Paid Ordinary

9 Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

8,809,448

Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14 Class of securities to which the offer relates

15 Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for

Calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or

82-5205

renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25 If the issue is contingent on security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do security holders sell their entitlements in full through a broker?

31 How do security holders sell part of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Dispatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid Securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of Allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state:

the date from which they do

the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or

the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and class of all securities quoted on ASX (including the securities in clause 38)

Quotation agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

There is no reason why those securities should not be granted quotation.

An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate

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warranties from subscribers for the securities in order to be able to give this warranty Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 1016F of the Corporations Act at the time that we request that the securities be quoted.

We warrant that if confirmation is required under section 1017F of the provided corporations Act in relation to the securities to be quoted, it has been at the time that we request that the securities be quoted.

If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any of information or document not available now, will give it to ASX before quotation the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 5 March 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Sally Mulligan 61 2 9256 5239

END

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Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Investor Information Pack
Released	07:00 10-Mar-09
Number	5846O07

RNS Number : 5846O
Brambles Limited
09 March 2009

Brambles Limited
Company Number: 118 896 021

10 March 2009

BRAMBLES LIMITED - INVESTOR INFORMATION PACK

A copy of the Investor Information Pack which will be presented to investors in Europe, the USA and Asia over the next three weeks by Brambles' Chief Financial Officer, Ms Liz Doherty and Vice President Investor Relations & Corporate Affairs, Mr Michael Roberts is available on the Brambles' website at www.brambles.com.

Robert Gerrard
Group Company Secretary

This information is provided by RNS

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The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Brambles Limited
TIDM	BXB
Headline	Directorate Change
Released	07:00 13-Mar-09
Number	8076O07

RNS Number : 8076O
Brambles Limited
13 March 2009

Brambles Limited
Company Number: 118 896 021

13 March 2009

BRAMBLES APPOINTS NEW DIRECTOR

Brambles Chairman, Mr Graham Kraehe, today announced the appointment of Mr Brian Schwartz, AM as a Non-executive Director effective from today.

Mr Schwartz has had a distinguished career with Ernst & Young, one of the world's leading professional services firms. During that time, he advised large Australian and multi-national corporations as well as entrepreneurial growth companies. From 1998 to 2004 he was CEO of Ernst & Young Australia and a member of the Ernst & Young Global Executive Board, which set the global strategic and operational priorities for their 135 member firms. In addition to leading the integration of Ernst & Young and Andersen in Australia, Mr Schwartz was involved in the integration of several Andersen international practices globally.

In 2005 Mr Schwartz was appointed as CEO of Investec Bank (Australia) Limited, from which he has just

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announced his retirement, although he will remain a consultant to that Company. He is also a Non-executive Director of Insurance Australia Group, Deputy Chairman of Football Federation Australia and a member of the Federal Government's Multicultural Advisory Council.

Mr Kraehe said "Mr Schwartz brings extensive international and corporate finance experience to the Board that will be of benefit to Brambles' global businesses. We are delighted to have him join the Brambles Board".

Mr Schwartz will join Mr Tony Froggatt, Mr David Gosnell, Mr Stephen Johns, Ms Carolyn Kay, Mr Kraehe and Mr Luke Mayhew together with CEO Mr Mike Ihlein and CFO Ms Liz Doherty on the Board.

Mr Schwartz will offer himself for election at the next AGM.

For further information please contact:

Investors and Media:	**Media:**
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216 +61 418 263 199	David Besier Manager Corporate Affairs +61 2 9256 5204 +61 412 473 330

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

This information is provided by RNS

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The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 13-Mar-09
Number	8077O07

RNS Number : 8077O
Brambles Limited
13 March 2009

Brambles Limited
Company Number: 118 896 021

13 March 2009

Change of Director's Interest Notice

We attach an Initial Director's Interest Notice detailing the interests in the securities of Brambles Limited for Brian Schwartz, which has been released to the Australian Securities Exchange today under ASX Listing Rule 3.19A.1.

Robert Gerrard
Group Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

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Introduced 30/9/2001.

Name of entity BRAMBLES LIMITED

ABN 89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director BRIAN MARTIN SCHWARTZ

Date of appointment 13 MARCH 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

NIL

Part 2 - Director's relevant interests in securities of which the director is
not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Not applicable
Note: Provide details of the circumstances giving rise to the relevant interest.

Number & class of Securities NIL

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Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of
the definition of "notifiable interest of a director" should be disclosed in
this part.

Detail of contract Not applicable

Nature of interest Not applicable

Name of registered holder Not applicable
(if issued securities)

No. and class of securities to which interest relates Not applicable

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSCKNKKPBKKCND

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Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 16-Mar-09
Number	8775O07

RNS Number : 8775O
Brambles Limited
16 March 2009

Brambles Limited

Company Number: 118 896 021

16 March 2009

ISSUE OF SHARES PURSUANT TO EXERCISE
OF OPTIONS/AWARDS

We wish to advise that 6,146 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

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Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98
30/9/2001

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 Class of securities issued or to be issued

Ordinary Fully Paid Shares

2 Number of securities issued or to be issued (if known)or maximum number which may be issued
6,146
3 Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

N/A

4 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

YES

If the additional securities do not rank equally, please state:

N/A

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the date from which they do

N/A

the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

6,146 @ $0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Option Plans.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

16 March 2009

8 Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

Number

1,385,086,457

Class

Fully Paid Ordinary

9 Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

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8,803,302

Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14 Class of securities to which the offer relates

15 Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for

Calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

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22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25 If the issue is contingent on security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do security holders sell their entitlements in full through a broker?

31 How do security holders sell part of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Dispatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid Securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of Allotment with an existing class of quoted securities? If the additional securities do not rank equally,

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please state:

the date from which they do

the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or

the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and class of all securities quoted on ASX (including the securities in clause 38)

Quotation agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

There is no reason why those securities should not be granted quotation.

An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 1016F of

the Corporations Act at the time that we request that the securities be quoted.

We warrant that if confirmation is required under section 1017F of the provided corporations Act in relation to the securities to be quoted, it has been at the time that we request that the securities be quoted.

If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any of information or document not available now, will give it to ASX before quotation the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 16 March 2009

Print name Robert Gerrard

Name of contact and telephone number for queries
Sally Mulligan 61 2 9256 5239

END

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upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:00 16-Mar-09
Number	8859O07

RNS Number : 8859O
Brambles Limited
16 March 2009

Brambles Limited

Company Number: 118 896 021

16 March 2009

The Commonwealth Bank of Australia advised the Australian Securities Exchange today that its shareholding in Brambles Limited has increased from 10.93% (151,407,199 shares) to 12.01% (166,389,892 shares) with effect from 10 March 2009.

Robert Gerrard
Company Secretary

END

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Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Australian Securities Exchange - Price Query
Released	07:00 26-Mar-09
Number	5129P07

RNS Number : 5129P
Brambles Limited
26 March 2009

Brambles Limited
Company Number: 118 896 021

26 March 2009

AUSTRALIAN SECURITIES EXCHANGE - PRICE QUERY

A price query letter was sent by the Australian Securities Exchange (ASX) to Brambles Limited on 25 March 2009. Brambles Limited sent a response letter back to the ASX on 25 March 2009 and the ASX released both letters as an announcement to the market on 26 March 2009 as shown below.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia

GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

25 March 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street

SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

AUSTRALIAN SECURITIES EXCHANGE - PRICE QUERY

I refer to your letter dated 25 March 2009 in relation to the change in the price of Brambles' securities from a close of $5.65 on 24 March 2009 to an intra-day low of $4.97 at the time of writing your letter and the increase in the volume of trading in the securities during that period.

I respond to each of the questions in your letter as follows.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company? In addressing question 1, please comment on the recent media commentary that the Company has lost a contract with PepsiCo Inc.

Brambles became aware today of market reports concerning the loss of a pallet pooling contract with the Quaker Tropicana and Gatorade (QTG) business units of PepsiCo in the United States.

Brambles confirms that, as part of the ordinary course of business, QTG has informed its customers
that it will commence converting to a new pallet provider from 1 April 2009. QTG's decision does not impact CHEP's other business with PepsiCo in the United States or elsewhere around the world.

This contract represents less than 0.7% of Brambles' annual

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sales revenue and is immaterial, particularly as Brambles continues to win new business that far exceeds any contract losses.

The CHEP business model remains robust, and CHEP is continuing to win significant new business, through both converting customers from white wood and winning customers from competitors. As announced on 16 February 2009 with Brambles' FY09 half year results, the impact of net new customer wins in the first half of the 2009 financial year alone is expected to contribute annualised sales of US$80 million, being approximately 2% of Brambles' annual sales revenue.

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

As to the first question, see question 1. As to the second, not applicable.

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

Not as far as Brambles is aware.

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1

I confirm that Brambles is in compliance with the listing rules, including listing rule 3.1.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

For further information please contact:

Investors and Media:	Media:
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216	David Besier Manager Corporate Affairs +61 2 9256 5204 +61 412 473 330

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+61 418 263 199	

Brambles is globally headquartered in Australia

[ASX letterhead]

ASX Markets Supervision Pty Ltd
ABN 26 087 780 489
20 Bridge Street

Sydney NSW 2000
PO Box H224

Australia Square

NSW 1215

Telephone 61 2 9227 0000
Facsimile 61 2 9241 7620
www.asx.com.au

25 March 2009

Mr Robert Gerrard
Group Company Secretary
Brambles Limited
Level 40, Gateway
1 Macquarie Place

Sydney NSW 2001
By email only

Dear Robert

Brambles Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a close of $5.65 on 24 March 2009 to an intra-day low of $4.97 at the time of writing today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that

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has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

In addressing question 1, please comment on the recent media commentary that the Company has lost a contract with PepsiCo Inc.

Please note that as recent trading in the Company's securities could indicate that information has ceased to be confidential, the Company is unable to rely on the exceptions to listing rule 3.1 contained in listing rule 3.1A when answering this question.

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (i.e. before 9.30 a.m. A.E.D.T.) on Thursday, 26 March 2009.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A. In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 - Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be

given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 - Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

(Sent electronically without signature)

Marta Kielich
Adviser, Issuers (Sydney)

END

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Australian Securities & Investments Commission


→ASIC 09/03/09.
SENDER TO KEEP
DL0743043

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R. Gerrard

Date signed
09/03/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure "A" of 1 page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 1 / 0 2 / 0 9

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

09/03/2009

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	5,000	6.57	0.00
ORD	5,000	6.21	0.00
ORD	1,528	0.00	0.00
ORD	46,910	5.72	0.00
ORD	2,425	0.00	0.00
ORD	1,753	0.00	0.00
ORD	4,760	4.93	0.00
ORD	16,996	4.75	0.00
ORD	66,366	4.85	0.00
ORD	3,161	4.75	0.00

82-5205



Change to company details

Form 484
Corporations Act 2001

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Brambles Limited

Refer to guide for information about corporate key

ACN/ ABN
118896021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
Brambles Industries Limited

Contact name/position description
Caroline Lesley Denise Webb

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5222

Postal address or DX address

Total number of pages including this cover sheet
5

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Robert Nies Gerrard

Capacity
[ ] Director
[X] Company secretary

Signature
R. Gerrard

Date signed
13/03/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investment Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

3654/BL

B1 **Cease company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternative director - Person alternate for

Date officeholder ceased

Date of change

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name | Given names

Date of birth

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]

Place of birth (town/ city) | (state/ country)

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternative director - Person alternate for

Date officeholder ceased

Date of change

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name | Given names

Date of birth

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]

Place of birth (town/ city) | (state/ country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

[X] Director

[ ] Secretary

[ ] Alternate director

Date of appointment

Date of appointment

1 3 / 0 3 / 0 9
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
Schwartz	Brian Martin

Date of birth

1 9 / 0 9 / 5 2
[D D] [M M] [Y Y]

Place of birth (town/ city)	(state/ country)
Uitenhage	South Africa

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

24 Bangalla Road

Suburb/ City	State/ Territory
Rose Bay	NSW

Postcode	Country (if not Australia)
2029	

If an 'Alternate director', for whom
Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

/ /
[D D] [M M] [Y Y]

[ ] Alternate director terms of appointment attached

B2 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date of appointment

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]

Place of birth (town/ city) | (state/ country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/ City | State/ Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom
Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable)

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. **Note:** If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

For new registrations, use the date of registration as the 'date of change'

Date of change

[D D] / [M M] / [Y Y]